Exhibit 99.313

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS MARCH 31, 2021

DATED: May 12, 2021

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on December 31, 2020. This MD&A has been prepared with an effective date of May 12, 2021.

This MD&A for the year ended December 31, 2020 should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2020. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

NON-IFRS MEASURES

This MD&A makes reference to certain non-IFRS measures such as “Total Bookings” and “Backlog”. These non-IFRS measures are not recognized, defined or standardized measures under IFRS. Our definition of Total Bookings and Backlog will likely differ from that used by other companies and therefore comparability may be limited.

Total Bookings: the total dollar value of technology services and license services included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced or recognized as revenue in the period. This information provides the user with information on the performance of our sales efforts in the period as there is a timing difference between when we close a deal and when it is ultimately ‘earned’ as defined in IFRS for revenue due to the term of our contracts and delivery timelines.

Backlog: the estimated unearned portion of technology services and license services in customer contracts that are in process and have not been completed as at the specified date. This includes billed and unbilled amounts within each contract. Since our revenue is recognized as earned, this will translate to total bookings to date less earned revenue recognized on the financial statements. This information provides the user with an estimate of the work expected to be completed and earned in the future at a given point in and is used by management to allocate resources to our revenue delivery team.

Total Bookings and Backlog should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2020. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures in the “Reconciliation of Non-IFRS Measures” section of this MD&A.

Management’s Discussion and Analysis

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and its needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate; and
●	anticipated trends and challenges in our business and the markets in which we operate; and
●	expected impact of COVID-19 on the Company’s future operations and performance.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including those set forth below under the heading “Risks and Uncertainties”. These risks and uncertainties could cause our actual results, performance, achievements and experience to differ materially from the future expectations expressed or implied by the forward-looking statements. In light of these risks and uncertainties, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Readers should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

All of the forward-looking statements in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, NexTech.

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles for technology services, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.
●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.
●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	Our ability to continue to sell our products through sales channels and marketplaces such as Amazon and eBay.
●	We are subject to fluctuations in currency exchange rates.
●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed, and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.
●	The use of open-source software in our products may expose us to additional risks and harm our intellectual property.
●	We may not receive significant revenue as a result of our current research and development efforts.
●	We may be subject to political situations that may affect the company’s ability to conduct cross-border operations.
●	Because our long-term success depends, in part, on our ability to continue to expand the sales of our solutions to customers located outside of North America, our business will be susceptible to risks associated with international operations.
●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.
●	We are subject to taxation in various jurisdictions and the taxing authorities may disagree with our tax positions.
●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment, and personal injury.
●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.
●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.
●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.
●	The market price for our common shares may be volatile.
●	We may issue additional common shares in the future which may dilute our shareholders’ investments.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

Management’s Discussion and Analysis

These risks are described in further detail in the section entitled “Risk Factors” in our most recently filed Annual Information Form. Although the forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions, and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed, and our financial condition and results of operations may suffer significantly.

On March 11, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid and ongoing evolution of this uncertain situation. We continue to conduct business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders.

The COVID-19 pandemic helped our business as it has accelerated the wider adoption of our technology services and ecommerce product sales. We have been able to experience a higher demand and for more diverse technology offerings such as virtual events and higher education. With the closure of brick-and-mortar retail we also experience demand from our eCommerce product sales. It is uncertain and difficult to predict what the full potential effects the COVID-19 pandemic may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

OVERVIEW

NexTech is a provider of augmented reality (“AR”) solutions and operator of e-Commerce platforms. NexTech’s AR solutions business provides customers with critical functionality needed to provide three-dimensional (“3D”) AR immersive experiences as opposed to experiences in two dimensional formats. NexTech’s solutions have the potential to be used across many verticals and are currently being utilized in e-commerce, virtual events (events held in a digital format or physically in-person), learning and training, digital advertising and entertainment. NexTech’s product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. With the Company’s ARitize360 application, NexTech further gives the ability to anyone with a smartphone to capture and create 3D objects.

NexTech also owns and operates the following three e-Commerce platforms through the Company’s wholly owned subsidiary AR Ecommerce LLC:

1.	vacuumcleanermarket.com (“VCM”): A vacuum cleaner retailer focused on high-end residential vacuums, supplies and parts, and small home appliances, which is operated through a retail location and online sales channels.
2.	infinitepetlife.com (“IPL”): A health food supplement for animals, which is operated through online sales channels.
3.	Trulyfesupplements.com (“TruLyfe”): A health supplement online store.

Management’s Discussion and Analysis

Product sales from the above e-Commerce platforms are a combination of direct sales, marketplaces and sales channels such as Amazon and eBay and VCM that charge a fee.

NexTech’s technology stack is best described as having multiple distinct parts. NexTech’s technology stack includes the following core elements:

ARitize360 App

The “ARitize360 App” is a mobile application available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

ARitize™ App

The “ARitize™ App” is a mobile application that enables a user to view and experience AR content by running immersive, native AR experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world.

ARitize™ for eCommerce

“ARitize™ for eCommerce” is a component of the NexTech AR platform and is an end-to-end AR platform. The ARitize™ for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensor and access to them, the experience is rendered as an app-less AR visualization of the product.

AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a potentially more engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This experience has been demonstrated to promote longer engagement time and interactivity with potential customers directly within the ad unit.

AR for Higher Education (formerly AR University)

The NexTech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

Management’s Discussion and Analysis

IgniteX (formerly InfernoAR Platform)

The “InfernoAR Platform” is an AR enhanced virtual events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any virtual event. An IgniteX virtual event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

Next Level Ninjas

The “Next Level Ninjas Platform” is a software platform that allows customers to increase their brand momentum by matching products to product testers. The platform increases awareness of products and allows customers to increase accessibility of their products on various platforms.

AiR Show

The “AiR Show App” is a mobile, entertainment-based app designed to create a personalized AR concert experience. Users can watch performers as holograms in their own home and use the built-in camera features to take photos and videos to share on social media. The AiR Show App focuses on delivering an easy to use AR experience with high quality holograms and will soon allow in-app purchases to buy access to premium content.

MapX (formerly Map Dynamics)

“Map Dynamics” is a self-serve virtual events platform that allows organizers to create, host, and manage live events for over 100,000 attendees both online and in our branded native event application. The platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events.

FIRST QUARTER HIGHLIGHTS

During the three months ended March 31, 2021, and up to the date of this report the Company:

●	On January 4, 2021, NexTech announced that the NEO Exchange granted the final approval for the listing of its Common Shares. NexTech’s voluntary delisting of its Common Shares from the CSE was effective at the close of trading on January 4, 2021. On January 5, 2021, NexTech’s Common Shares began trading on the NEO Exchange under the symbol “NTAR”.
●	On January 20, 2021, NexTech’s Common Shares were relisted on the CSE under the symbol “NTAR”.
●	On January 21, 2021, NexTech sold its Bitcoin for a total of $5,312,538 (US$4,177,837) resulting in a gain of $216,303 (US$$177,837).
●	On February 19, 2021, the Company incorporated a subsidiary in Singapore, NexTech Asia, to establish a presence and pursue business opportunities in Asia. The subsidiary was legally incorporated in Singapore and is 100% owned by NexTech.
●	On April 8, 2021, the Company announced the closing of its short form prospectus offering. The Company issued 2,801,500 units of the Company at a price of $5.00 per unit and 100,000 warrants at a price of $0.5429 per warrant for gross proceeds of $14,061,790 ($12,844,837 net of share issuance costs). Each unit is comprised of one Common Share and one-half of one common share purchase warrant. Each warrant is exercisable into one Common Share at a price of $6.00 for a period of two years, subject accelerated expiry provisions.

Management’s Discussion and Analysis

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

The Company generates revenue from the sale of renewable software licenses, technology services, and eCommerce products.

Renewable Software Licenses

The Company sells software licenses on a specified term basis, with customer held options for renewal. Recognition of revenue from the license of software is recognized at the time that the software has been made available to the customer and is recognized ratably over the term of the related agreement.

Technology Services

Revenue from contracts for virtual events and technology services, other than software licenses, is recognized on a percentage of completion basis once the customer has entered into an agreement with the Company. Services included in the fixed price contracts are not distinct and determinable, therefore the entire purchase price is allocated using percentage of completion.

eCommerce (Product Sales)

The Company sells products through its retail store and has e-commerce sales through its websites: vacuummcleanermarket.com, infinitepetlife.com, and trulyfesupplements.com. The Company also sells products through other sales channels and marketplaces where available. Revenue for these sales are recognized at a point in time in accordance with IFRS 15. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped as this represents the point where the performance obligation is met. Revenue recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required. Cost of sales also includes wages and salaries associated with the customer service and delivery teams, in relation to delivering virtual events to customers.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising. personnel and related costs for our sales, marketing, and select members of the management teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, investor relations and promotional marketing costs.

We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will continue to increase.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of our technology solutions as well as platform and maintenance costs.

We anticipate that spending on R&D will also be higher in absolute dollars as we expand our research and development and product management teams.

Management’s Discussion and Analysis

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources, operations, management, and internal information system support. It also includes shipping and warehouse costs, office and general costs, compliance, legal, accounting and other professional fees as well as equipment, repairs, and maintenance. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business and international expansion.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

RESULTS OF OPERATIONS

The following table sets forth a summary of our results of operations:

	Three months ended March 31,
	2021	2020
Statement of Operations
Revenue	$7,726,703	$2,491,985
Cost of sales	(4,412,278)	(1,144,136)
Gross profit	3,314,425	1,347,849
Operating expenses	(10,181,289)	(2,367,453)
Other expenses	(2,316,913)	(368,071)
Loss before income taxes	(9,183,777)	(1,387,675)
Deferred income tax recovery	(52,401)	24,239
Net loss	(9,236,178)	(1,363,436)
Net loss per share (basic and diluted)	($0.12)	($0.02)

	As at	As at
	March 31, 2021	December 31, 2020
Financial Position
Working capital	$8,967,727	$13,575,077
Total assets	26,041,746	29,075,893
Non-current liabilities	836,323	877,978

Management’s Discussion and Analysis

Reconciliation of Non-IFRS measures

	Three months ended March 31,
	2021	2020
Opening Backlog	$1,475,615	$-
Total Bookings	2,231,554	46,064
Total Revenue	(1,717,444)	(46,064)
Closing Backlog	1,989,725	-

Total Bookings for the three months ended March 31, 2021 was $2,231,554 an increase of $2,185,490 or 4,744% compared to the same period in 2020. Bookings have increased in the period due to contracts secured with new customers and an expansion of virtual offerings with augmented reality after the acquisition of Jolokia in April 2020.

Total Backlog as at March 31, 2021 was $1,989,725 an increase from $nil in the prior period. This increase is due to the company undertaking contracts that created a timing difference between closing the deal as recognized a booking and when it was earned and completed as defined as revenue per IFRS.

Revenue

	Three months ended March 31,
	2021	2020
Product sales	$6,009,259	$2,445,921
Technology services	1,350,066	46,064
Renewable software licenses	367,378	-
	$7,726,703	$2,491,985

Total revenue for the three months ended March 31, 2021 was $7,726,703 an increase of $5,234,718 or 210% compared to the same period in 2020. This increase was due to increase product sales, technology services and renewable software licenses.

Product sales

Product sales for the three months ended March 31, 2021 was $6,009,259 an increase of $3,563,338 or 146% compared to same period in 2020. Product sales includes revenue generated through sales from the retail store, websites, and external sales channels. Website sales include sales from the following internally owned websites: infinitepetlife.com, vacuumcleanermarket.com, and trulyfesupplements.com. Product sales for the period have increased due to expanded offerings, adding additional sales channels and marketplaces, and increased capacity to facilitate the fulfillment of the sales.

Technology services

Technology services for the three ended March 31, 2021 was $1,350,066 an increase of $1,304,002 or 2,831% compared to the same period in 2020. Technology services represents contracts for virtual events, higher education, learning and other services for the portion of the services completed to date. Technology services have increased in the period due to contracts secured with new customers and an expansion of virtual offerings with augmented reality after the acquisition of Jolokia.

Renewable software licenses

Renewable software licenses for the three ended March 31, 2021 was $367,378 compared to nil in the same period in 2020. These licenses are sold alongside our technology services as noted above. The increase in licenses is a result of software licenses being a new revenue service in the current period and after the acquisition of Jolokia.

Management’s Discussion and Analysis

Cost of Sales

	Three months ended March 31,
	2021	2020
Cost of sales	$(4,412,280)	$(1,144,136)
Gross profit	$3,314,423	$1,347,849
Gross profit percentages	43%	54%

Cost of sales for the three months ended March 31, 2021 was $4,412,280 an increase of $3,268,144 or 286% compared to the same period in 2020. Cost of sales increased due to the increase in product sales related to eCommerce sales and headcount and related compensation related to delivery and customer service teams for increased technology services offering after the acquisition of Jolokia.

Gross profit for the three months ended March 31, 2021 was $3,314,423 an increase of $1,966,574 or 146% compared to the same period in 2020. As a percentage gross profit was 43% for the three months ended March 31, 2021, compared to 54% for the same period in 2020. The gross profit as a percentage was lower due to increased headcount and related compensation related to delivery and customer service teams for technology services.

The changes in expense accounts were primarily due to a combination of the following:

Sales and Marketing Expenses

	Three months ended March 31,
	2021	2020
Sales and marketing	$4,640,087	$1,418,833
As a percentage of revenue	60%	57%

Sales and marketing expenses for the three months ended March 31, 2021 was $4,640,087 an increase of $3,221,225 or 227% compared to the same period in 2020. The increase in sales and marketing expenses was due to higher headcount and related compensation costs, additional spending in advertising, and investor relations.

General and Administrative Expenses

	Three months ended March 31,
	2021	2020
General and administrative	$3,747,723	$709,427
As a percentage of revenue	49%	28%

General and administrative expenses for the three months ended March 31, 2021 was $3,750,083 an increase of $3,038,296 or 428% compared to the same period in 2020. The increase in general and administrative expenses was due to higher headcount and related compensation costs, legal, accounting, professional fees, compliance, recruitment charges, shipping and warehouse costs, administrative functions of the business including finance, human resources, operations, management, and internal information system support. The increases also reflect investments in corporate infrastructure and capability to support our global expansion and growth strategy.

Management’s Discussion and Analysis

Research and Development Expenses

	Three months ended March 31,
	2021	2020
Research and development	$1,793,479	$239,193
As a percentage of revenue	23%	10%

Research and development expenses for the three months ended March 31, 2021 was $1,793,479 an increase of $1,554,286 or 650% compared to the same period in 2020. The increase in research and development expenses was due to higher headcount and related compensation costs, and platform fees. The increase supports our ongoing programs to drive further innovation.

Loss

Loss for the three months ended March 31, 2021 was $9,236,178 or $0.12 per share basic and diluted, compared to a loss of $875,120 or $0.02 for the same period in 2020. The increase in loss was due to higher headcount costs, stock-based compensation and amortization that was partly offset by an increase in revenues and gain on sale of digital assets and foreign exchange.

Working Capital

Working capital at March 31, 2021 was $8,967,727 a decrease of $4,607,350 or 34% compared to December 31, 2020. The decrease in Working Capital was due to reduction of cash for operating expenses, increase in accounts payable and accrued liabilities and deferred revenue that is partly offset by increase in accounts receivable and inventory.

Key Balance Sheet Items

	March 31, 2021	December 31, 2020
Total assets	$26,041,746	$29,075,893
Total liabilities	8,643,096	6,656,958

Total assets at March 31, 2021 were $26,041,746 a decrease of $3,034,147 or 10% compared to December 31, 2020. The decrease is due to reduction of cash for operating expenses, amortization of intangible assets, increase in accounts payable and accrued liabilities and deferred revenue that is partly offset by increase in accounts receivable and inventory.

Total non-current liabilities at March 31, 2021 were $836,323 a decrease of $41,655 or 5% compared to December 31, 2020. The change relates to less future payments for the new long-term lease agreement for the warehouse.

Total liabilities at March 31, 2021 were $8,643,096 an increase $1,986,138 or 30% compared to December 31, 2020. The change relates to an increase in accounts payable and accrued liabilities and deferred revenue related to technology services.

Management’s Discussion and Analysis

Receivables

	March 31, 2021	December 31, 2020
Trade receivables	$2,029,140	$1,184,681
GST receivable	66,813	127,867
	$2,095,953	$1,312,548

Trade receivables at March 31, 2021 were $2,029,140, an increase of $844,459 or 71% compared to December 31, 2020 due to an increase in revenue. The balance at any point in time is impacted by the point in time where contracts with customers are secured and the timing of the payment cycle with external sales channels. This increase is a result of revenue generated from contracts after the acquisition of Jolokia, where revenue is recognized as a percentage of work completed under IFRS 15.

Right of use assets & Lease obligations

	March 31, 2021	December 31, 2020
Right of use assets	$992,298	$1,034,724
Lease obligations:
Current	147,750	150,662
Non-Current	836,323	877,978
	$984,073	$1,028,640

The right-of-use assets and lease obligations relate to our leases for warehouse and office space. Right-of-use assets at March 31, 2021 were $992,298. Lease obligations at March 31, 2021 were $984,073. The decrease is due to less periods remaining on the lease and no new leases during the period.

Deferred Revenue

	March 31, 2021	December 31, 2020
Deferred Revenue	$1,193,069	$383,022

Deferred revenue at March 31, 2021 was $1,193,069 an increase of $810,047 or 211% compared to December 31, 2020. This increase is a result of contracts obtained after the acquisition of Jolokia, where revenue is recognized as a percentage of work completed under IFRS 15. We generally bill a portion of the contract value upfront, resulting in amounts billed as deferred revenue which are subsequently drawn down to revenue as the work is completed.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its capital structure based on the funds available to it in order to support the continuation of and expansion of its operations and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The company defines capital to include share capital, warrants and stock option component of its shareholders’ equity. The primary cash flows have been through financing activities.

The following table provides a summary of the cash inflows and outflows by activity:

	Three months ended March 31,
	2021	2020
Cash inflow (outflow) by activity
Operating activities	$(3,176,060)	$(1,407,041)
Investing activities	168,907	-
Financing activties	441,897	712,439
Effects of foreign exchange rates	(219,680)	154,914
Net cash inflows (outflows)	$(2,784,936)	$(539,688)

During the three months ended March 31, 2021, the Company had net cash outflow of $2,784,936 compared to a net cash outflow of $539,688 for the same period in 2020.

Management’s Discussion and Analysis

Cash used in operating activities for the three months ended March 31, 2021 was $3,176,060, compared to $1,407,041 for the same period in 2020. The increase in outflows is due to change in net loss, stock based compensation and payments and net operating assets and liabilities primarily due to changes in inventory, bitcoin and accounts payable and accrued liabilities.

Cash provided by financing for the three months ended March 31, 2021 was $441,897 compared to $712,439 for the same period in 2020. The decrease is related to less proceeds from the exercise of warrants and stock options and payments of lease obligation.

On March 31, 2021, we had cash of $7,900,016, inventory of $4,673,895 and a positive working capital of $8,967,727. We anticipate further sales of our product offerings as we continue to grow. Our cash and inventory position are healthy and allows for us to continue to deliver on our strategy and growth. We anticipate the additional revenue and our acquisitions will generate cash flow to reduce the amount of working capital required to sustain operations. Depending on cash generated, how aggressively we pursue further acquisitions, and increasing our sales and marketing efforts the company may have to raise additional working capital to maintain operations for the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 81,194,809 common shares issued and outstanding. The Company also has 5,375,000 share purchase options outstanding at exercise prices ranging from $0.25 to $8.35 per option and expiry dates ranging from November 1, 2021 to February 3, 2024.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected unaudited quarterly results for the eight most recent completed quarters:

	2021	2020	2020	2020	2020	2019	2019	2019
Quarter Ended	March 31	December 31	September 30	June 30	March 31	Dec. 31(a)	Aug. 31	May 31
Revenue	$7,726,703	$7,001,710	$4,662,928	$3,529,029	$2,491,985	$2,490,464	$1,513,196	$1,405,503
Net loss	9,236,178	8,053,305	4,200,008	2,000,972	1,363,436	3,977,907	1,319,227	2,025,416
Net Loss per share (basic and diluted)	$(0.12)	$(0.12)	$(0.07)	$(0.04)	$(0.02)	$(0.08)	$(0.02)	$(0.04)

(a) Four month quarter

Our quarterly revenue have trended upwards over the past eight quarters, primarily due to increased product sales, new customers, and greater monetization of technology services and renewal licenses. The trend is showing that revenues are continuing to grow as we execute on our growth strategy and the greater acceptance of our technology. Although we have not experienced seasonality within the business, there is a trend that shows the Company seems to have larger revenue growth in the latter part of the calendar year. The net loss and net loss per share also tend to vary as investments are made for additional growth ahead.

The data further outlines the journey of an early-stage company. Early on we invested heavily into research and development to get our product to market. As we found our product/market fit, we have increased our efforts in sales and marketing and also our investment into general and administrative to support our growth. The Company will continue to invest heavily to achieve its future revenue growth objectives.

During the quarter ended December 31, 2019 the net loss was increased by a one-off impairment loss of $2,207,750 related to licenses that were no longer cash generating. Comparing March 31, 2020 to December 31, 2019 is not particularly comparable due to the change in year-end resulting in a four month quarter for the period ending December 31, 2019.

Our offerings serve both business-to-consumer and business-to-business. We will put a stronger focus on business-to-business offerings to enterprise consumers. Given the nature of large enterprise sales model, bookings will vary between periods depending upon timing of new customer wins. Overall operating costs have increased as the company continues to invest in sales and marketing, research and development, and general and administrative. The company continues to find ways to further optimize these costs while continuing the growth and expansion plans.

Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of the date of this report.

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans.

In December 2019, the executive management team consisting of the CEO, President and CFO entered into shares for services agreements that elect up to 100% of compensation in shares. During the three months end March 31, 2021 there was nil compensation in shares to related parties. See Note 10 to the condensed consolidated interim financial statements for information.

USE OF PROCEEDS FROM FINANCING

April 2021 Financing

On April 8, 2021, the Company completed a marketed short form prospectus offering of 2,801,500 units of the Company at a price of $5.00 per unit and 100,000 warrants at a price of $0.5429 per warrant for gross proceeds of $14,061,790 ($12,844,837 net of share issuance costs). Each unit sold pursuant to the April 2021 offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(1)	Actual Spent	Remaining	Total	Variance(1)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,847,000	nil	$6,188,000	$6,188,000	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$3,109,000	nil	$3,291,000	$3,291,000	See note 1
Working Capital and general corporate	$3,180,500	nil	$3,365,837	$3,365,837	See note 1

Note:

(1)	This prior disclosure was based on the Company receiving net proceeds of $12,136,500. On April 8, 2021, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,844,837. The Company is still on course to utilize the proceeds described above in the intended time frame as 12 months have not elapsed since the closing date of the aforementioned prospectus offering.

Management’s Discussion and Analysis

August 2020 Financing

On August 20, 2020, the Company completed a marketed short form prospectus offering of 2,035,000 units of the Company at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit sold pursuant to the August 2020 Offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(2)	Actual Spent	Remaining	Total	Variance(2)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,704,785	$3,538,000	$2,166,785	$5,704,785	See note 1
Equipment, Tools and Software	$1,253,350	$777,000	$476,350	$1,253,350	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$4,302,000	$2,668,000	$1,634,000	$4,302,000	See note 1
Equipment, Tools and Software	$49,992	$31,000	$18,992	$49,992	See note 1
Working Capital and general corporate	$2,639,873	nil	$1,917,373	$1,917,373	See note 1

Note:

(2)	This prior disclosure was based on the Company receiving net proceeds of $13,950,000. On August 20, 2020, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,129,465. The Company is still on course to utilize the proceeds described above in the intended time frame as 12 months have not elapsed since the closing date of the aforementioned prospectus offering.

Management’s Discussion and Analysis

June 2020 Financing

On June 17, 2020, the Company completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,875. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$3,027,366	nil	nil	nil

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our annual consolidated financial statements for the year ended December 31, 2020 and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred. The carrying amounts of our financial instruments approximate fair market value due to the short-term maturity of these instruments. The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at March 31, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $83,545.

Management’s Discussion and Analysis

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at March 31,2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.